UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission File Number 000-24503

Whidbey Island Bank 401(k) Plan

WASHINGTON BANKING COMPANY

     450 SW Bayshore Drive
Oak Harbor, Washington 98277

_______________________________________________

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

WHIDBEY ISLAND BANK 401(K) PLAN TABLE OF CONTENTS DECEMBER 31, 2008 AND 2007

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES REQUIRED BY THE DEPARTMENT OF LABOR

Schedule H, Line 4(i) – Schedule of Assets (Held at Year End)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administration Committee
Whidbey Island Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett, Washington
June 29, 2009

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WHIDBEY ISLAND BANK 401(K) PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
ASSETS
Investments	$8,234,675	$12,629,179
Participant loans	155,082	55,552
Total assets	8,389,757	12,684,731

NET ASSETS AVAILABLE FOR BENEFITS	$8,389,757	$12,684,731

See accompanying notes to these financial statements.	2

WHIDBEY ISLAND BANK 401(K) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2008

2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income
Cash dividends on Company stock	$70,160
Interest on participant loans	7,973
Net depreciation in fair value of investments	(4,593,074)
Total investment income	(4,514,941)
Contributions
Employer	252,211
Participant
Salary deferral	907,945
Total contributions	1,160,156
Total additions to net assets	(3,354,785)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	928,702
Administrative expenses	11,487
Total deductions from net assets	940,189
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(4,294,974)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	12,684,731

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$8,389,757

See accompanying notes to these financial statements.	3

WHIDBEY ISLAND BANK 401(K) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”) and Washington Funding Group, Inc., wholly owned subsidiaries of Washington Banking Company (the “Company”). Washington Funding Group, Inc., a wholesale mortgage real estate lending company (“WFG”), was a former subsidiary of the Company, which was a Washington State corporation formed in January 2003. The primary purpose of this subsidiary was to provide a loan-funding source for brokers of mortgage loans. The Company closed WFG’s operations effective June 30, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 6% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service. There were no profit sharing contributions made by the Bank for the year ended December 31, 2008.

Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.

Participant Accounts – Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures and Plan expenses.

Vesting – Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

Forfeitures – Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions. For the year ending December 31, 2008, there were no forfeitures.

Investment Options – The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

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WHIDBEY ISLAND BANK 401(K) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.

Administrative Expenses – All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid no expenses in 2008.

Plan Termination – Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

Loans – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 6.00% to 9.00%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157) effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 7). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

BASIS OF FAIR VALUE MEASUREMENT

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 –	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;
Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
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WHIDBEY ISLAND BANK 401(K) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation of mutual fund accounts includes interest, dividends, and realized and unrealized gains or losses.

Units held in common collective trusts are valued at the unit value as reported by the investment manager using the audited financial statements of the trusts at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits are recorded when paid.

Federal Income Tax – The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

WHIDBEY ISLAND BANK 401(K) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007

NOTE 3 –INVESTMENTS

The following is a summary of investments other than participant loans at December 31, 2008 and 2007:

	2008		2007
	Fair Value		Fair Value
Investments at fair value as determined by
quoted market price:
Washington Banking Company common stock	$2,492,005	*	$4,296,137	*
Rainer: Small & Mid Cap Equity	686,817	*	1,388,359	*
Goldman Sachs Mid Cap Value A	654,656	*	1,059,412	*
Stable Value Fund (A)	648,357	*	528,134
Growth Fund of America	468,997	*	748,243	*
Fidelity Advance Diversified Intl. T	419,717	*	825,395	*
MFS Research Bond A	359,910		486,053
HighMark Diversified Money Market	283,965		141,153
DFA International Government Fixed Income	263,329		—
DWS Dreman Small Cap Value A	235,540		334,724
Baron Small Cap	212,364		358,146
Dimensional U.S. Small Cap Value	208,894		—
Dreyfus Index: S&P 500 Index	171,954		249,218
DFA U.S. Large Cap Value	139,351		—
DFA U.S. Large Company	127,668		—
HW Large Cap Value A	127,483		398,036
DFA Two-Year Global Fixed Income	120,424		—
AIM Mid Cap Core Equity A	115,375		166,389
Davis New York Venture (A)	115,038		182,450
DFA One-Year Fixed Income	92,237		—
DFA International Value	91,638		—
DFA Real Estate Securities	79,764		—
DFA U.S. Micro Cap	51,372		—
DFA Emerging Markets Value I	35,550		—
DFA International Small Cap Value	32,270		—
Elliot Cove Cap Aggressive	—		846,496	*
Elliot Cove Cap Moderate	—		276,869
Elliot Cove Core Allocation	—		236,621
Elliot Cove Cap Balance	—		85,573
Elliot Cove Cap Consolidated	—		21,771
	$8,234,675		$12,629,179
* Investment represents 5% or more of net assets available for benefits.
7

WHIDBEY ISLAND BANK 401(K) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007

NOTE 3 –INVESTMENTS (Continued)

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$(1,902,578)
Mutual Funds	(2,690,496)
Net depreciation in fair value	$(4,593,074)

NOTE 4 – PARTY–IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of Washington Banking Company and qualifies as a party-in-interest.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. In addition, many of the Plan’s investments are by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 6 – PLAN TERMINATION

Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the trustees. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

NOTE 7 – FAIR VALUE MEASUREMENTS

The following table discloses by level the SFAS No. 157 fair value hierarchy discussed in Note 2:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common Stock	$2,492,005	$—	$—	$2,492,005
Registered investment
companies	5,094,313	—	—	5,094,313
Common collective trust	—	648,357	—	648,357
Loans to participants	—	—	155,082	155,082
Total	$7,586,318	$648,357	$155,082	$8,389,757

8

WHIDBEY ISLAND BANK 401(K) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

Loans to
Participants
Balance, beginning of year	$55,552
Purchases, settlements and dispositions	99,530
Transfers in/out of level 3	—
Balance, end of year	$155,082

9

SUPPLEMENTAL SCHEDULES REQUIRED
BY THE DEPARTMENT OF LABOR

WHIDBEY ISLAND BANK 401(K) PLAN EIN NUMBER 91-0726237 PLAN NUMBER 001 SCHEDULE H, LINE 4(I) – SCHEDULE OF ASSETS (HELD AT YEAR END) DECEMBER 31, 2008

FORM 5500, REQUIRED PORTIONS OF SCHEDULE H

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(a)	(b)	(c)	(d)	(e)
	Issuer	Investment Description	Cost**	Current Value
*	Washington Banking Company	Common Stock, 271,448 shares	**	$2,492,005
	Rainer: Small & Mid Cap Equity	Registered Investment Company	**	686,817
	Goldman Sachs Mid Cap Value A	Registered Investment Company	**	654,656
	Stable Value Fund (A)	Common Collective Trust	**	648,357
	Growth Fund of America	Registered Investment Company	**	468,997
	Fidelity Advance Diversified Intl. T	Registered Investment Company	**	419,717
	MFS Research Bond A	Registered Investment Company	**	359,910
	HighMark Diversified Money Market	Registered Investment Company	**	283,965
	DFA International Government Fixed Income	Registered Investment Company	**	263,329
	DWS Dreman Small Cap Value A	Registered Investment Company	**	235,540
	Baron Small Cap	Registered Investment Company	**	212,364
	Dimensional U.S. Small Cap Value	Registered Investment Company	**	208,891
	Dreyfus Index: S&P 500 Index	Registered Investment Company	**	171,954
	DFA U.S. Large Cap Value	Registered Investment Company	**	139,351
	DFA U.S. Large Company	Registered Investment Company	**	127,668
	HW Large Cap Value A	Registered Investment Company	**	127,483
	DFA Two-Year Global Fixed Income	Registered Investment Company	**	120,424
	AIM Mid Cap Core Equity A	Registered Investment Company	**	115,375
	Davis New York Venture (A)	Registered Investment Company	**	115,038
	DFA One-Year Fixed Income	Registered Investment Company	**	92,237
	DFA International Value	Registered Investment Company	**	91,638
	DFA Real Estate Securities	Registered Investment Company	**	79,764
	DFA U.S. Micro Cap	Registered Investment Company	**	51,372
	DFA Emerging Markets Value	Registered Investment Company	**	35,550
	DFA International Small Cap Value	Registered Investment Company	**	32,270

*	Participant loans	Rates ranging from 6.00% to 9.00%,		155,082
		collateralized by participant's
		vested equity accounts

	* Indicates party in interest
	** Historical cost information not required for participant directed accounts
10

WHIDBEY ISLAND BANK 401(K) PLAN EIN NUMBER 91-0726237 PLAN NUMBER 001 DECEMBER 31, 2008

EXHIBITS
23 Consent of Independent Accountants

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 29, 2009

WHIDBEY ISLAND BANK 401(K) PLAN

By /s/ John L. Wagner
      John L. Wagner, Trustee

11